Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of STATS ChipPAC Ltd. (the “Company”) will be held at Orchid Country Club, 1 Orchid Club Road, Emerald Suite, Golf Club House, Level 2, Singapore 769162 on 27 September 2010 at 2 p.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following Resolution which will be proposed as a Special Resolution:
Special Resolution
The Proposed Capital Reduction and Cash Distribution to Shareholders
That pursuant to Article 10(A) of the Articles of Association of the Company and subject to the approval of the High Court of the Republic of Singapore:
(a)
the issued share capital of the Company be reduced by the sum of US$600 million and that such reduction be effected by returning Shareholders approximately US$0.27 in cash for each issued ordinary share in the capital of the Company held as at a books closure date to be determined by the Directors; and

(b)
the Directors and each of them be and are hereby authorized and empowered to complete and do all such acts and things as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.

BY ORDER OF THE BOARD
Tan Lay Koon
Director, President and Chief Executive Officer
Singapore
2 September 2010
Notes:
(1)
A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members).

(2)
A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders may appoint any member of the Board or any other person as their proxy. The instrument appointing a proxy must be deposited at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or at any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Extraordinary General Meeting, by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Extraordinary General Meeting prior to the vote of the resolution by such shareholder attending the Extraordinary General Meeting and voting in person.